CUSIP No. Y2106R110

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)1

Dorian LPG Ltd.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

Y2106R110

(CUSIP Number)

Kensico Capital Management Corp.

55 Railroad Avenue, 2nd Floor

Greenwich, CT 06830

Attn: Joseph Signorile

Tel: (203) 862-5800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 30, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y2106R110

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (voluntary) Kensico Capital Management Corp.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC; OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 8,014,837
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 8,014,837
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,014,837
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.03% *
14.	TYPE OF REPORTING PERSON CO, IA

*	Based on approximately 57,128,494 shares of Common Stock outstanding as of May 22, 2014, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on May 21, 2014.

CUSIP No. Y2106R110

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (voluntary) Thomas J. Coleman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC; OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 8,014,837
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 8,014,837
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,014,837
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.03% *
14.	TYPE OF REPORTING PERSON IN, HC

*	Based on approximately 57,128,494 shares of Common Stock outstanding as of May 22, 2014, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on May 21, 2014.

CUSIP No. Y2106R110

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (voluntary) Michael B. Lowenstein
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC; OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 8,014,837
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 8,014,837
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,014,837
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.03% *
14.	TYPE OF REPORTING PERSON IN, HC

*	Based on approximately 57,128,494 shares of Common Stock outstanding as of May 22, 2014, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on May 21, 2014.

CUSIP No. Y2106R110

AMENDMENT NO. 1 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) by the Reporting Persons with respect to the Common Stock of the Issuer on June 6, 2014 (the “Schedule 13D”). Terms defined in the Schedule 13D are used herein as so defined.

The Schedule 13D is hereby amended to correct the CUSIP number on the cover page. The correct CUSIP number for the Issuer is Y2106R110.

CUSIP No. Y2106R110

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 14, 2014

KENSICO CAPITAL MANAGEMENT CORP.

By:	/s/ Michael B. Lowenstein
Authorized Signatory

THOMAS J. COLEMAN

/s/ Thomas J. Coleman

MICHAEL B. LOWENSTEIN

/s/ Michael B. Lowenstein